EXHIBIT 17.1

To:	Board of Directors of The Steak n Shake Company
From:	Wayne L. Kelley
Date:	March 22, 2009
Subject:	Resignation

Gentlemen and Ruth,

            Over the last several months, I have thought about the wisdom of remaining on the board of directors of The Steak n Shake Company a number of times.  Obviously, I have very strong feelings for the company and its iconic brands.  However, as time has gone on, I have felt that my contributions, as well as those of other board members, have not been welcomed or appreciated.  I have also thought that the advice of board members has not been sought, either before or after major decisions affecting the company.  In my various corporate experiences over the years that I have been involved in business, both as an officer and as CEO, Chairman and/or a board member, I have expected (either as a participant or as the person more in control) that there would be an active interaction between the leaders of a company’s management and its board of directors.  There was to be a partnership in developing and monitoring the company’s vision and goals.  Unfortunately, I do not find that to be the case with the current situation at The Steak n Shake Company.

            In my opinion, the current leadership of the Steak n Shake Company is less interested in the company and the brand than in the leadership itself.  I also believe that although our current chairman and CEO espoused openness and transparency, the opposite has been the case.  The board has not been actively involved in developing the vision and strategy of the business, but rather has been informed about it belatedly.  This is a public company; it is not a company that is controlled by one or a few individuals.  It would seem that the best way to proceed would be to solicit informed opinions, even if they were not consistent with the person or people in charge.

            Since, in my opinion, there does not appear to be any desire to appreciate or be receptive to other points of view on the board of directors than the current Steak n Shake chairman’s position, I am hereby resigning from the board of directors of The Steak n Shake Company effective on Sunday, March 22, 2009.

             I would conclude by wishing my best to a brand that is very close to my heart.

                                                                                       Respectfully,

                                                                                       Wayne L. Kelley